Brookfield Property Partners L.P.

Condensed consolidated financial statements (unaudited)
As at September 30, 2023 and December 31, 2022 and
for the three and nine months ended September 30, 2023 and 2022

Brookfield Property Partners L.P.
Condensed Consolidated Balance Sheets

Unaudited		As at
(US$ Millions)	Note	Sep. 30, 2023	Dec. 31, 2022
Assets
Non-current assets
Investment properties	3	$82,290	$68,585
Equity accounted investments	4	19,566	19,943
Property, plant and equipment	5	10,228	9,401
Goodwill	6	1,390	946
Intangible assets	7	1,019	966
Other non-current assets	8	6,062	5,217
Loans and notes receivable		545	372
Total non-current assets		121,100	105,430
Current assets
Loans and notes receivable		1,668	314
Accounts receivable and other	9	3,018	2,176
Cash and cash equivalents		2,556	4,020
Total current assets		7,242	6,510
Assets held for sale	10	1,638	576
Total assets		129,980	$112,516

Liabilities and equity
Non-current liabilities
Debt obligations	11	39,347	$38,858
Capital securities	12	2,653	2,233
Other non-current liabilities	14	2,220	2,443
Deferred tax liabilities		3,817	3,064
Total non-current liabilities		48,037	46,598
Current liabilities
Debt obligations	11	27,087	19,704
Capital securities	12	238	600
Accounts payable and other liabilities	15	5,242	3,877
Total current liabilities		32,567	24,181
Liabilities associated with assets held for sale	10	933	—
Total liabilities		81,537	70,779
Equity
Limited partners	16	8,208	8,217
General partner	16	4	4
Preferred equity	16	699	699
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	16, 17	14,671	14,688
FV LTIP units of the Operating Partnership	16, 17	19	45
Interests of others in operating subsidiaries and properties	17	24,842	18,084
Total equity		48,443	41,737
Total liabilities and equity		$129,980	$112,516
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Income Statements

Unaudited		Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per unit amounts)	Note	2023	2022	2023	2022
Commercial property revenue	18	$1,488	$1,182	$4,390	$3,622
Hospitality revenue	19	699	407	1,951	1,120
Investment and other revenue	20	246	167	659	811
Total revenue		2,433	1,756	7,000	5,553
Direct commercial property expense	21	597	471	1,737	1,393
Direct hospitality expense	22	532	282	1,565	847
Investment and other expense		136	32	212	303
Interest expense		1,222	707	3,563	1,930
General and administrative expense	23	339	227	1,023	693
Total expenses		2,826	1,719	8,100	5,166
Fair value (losses) gains, net	24	(5)	(387)	(116)	906
Share of net (loss) earnings from equity accounted investments	4	161	527	(13)	1,326
(Loss) income before income taxes		(237)	177	(1,229)	2,619
Income tax expense (benefit)	13	130	173	(10)	403
Net (loss) income		$(367)	$4	$(1,219)	$2,216

Net (loss) income attributable to:
Limited partners		$(63)	$(14)	$(337)	$381
General partner		—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		(113)	(24)	(601)	681
FV LTIP units of the Operating Partnership		(1)	—	(2)	2
Interests of others in operating subsidiaries and properties		(190)	42	(279)	1,152
Total		$(367)	$4	$(1,219)	$2,216
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Comprehensive Income

Unaudited		Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	Note	2023	2022	2023	2022
Net (loss) income		$(367)	$4	$(1,219)	$2,216
Other comprehensive (loss) income	25
Items that may be reclassified to net (loss) income:
Foreign currency translation		(266)	(323)	(80)	(838)
Cash flow hedges		(26)	(19)	205	47
Equity accounted investments		(31)	55	(27)	128
Items that will not be reclassified to net (loss) income:
Securities - fair value through other comprehensive loss ("FVTOCI")		(1)	(1)	(16)	(21)
Remeasurement of defined benefit obligations		—	—	(2)	1
Revaluation (deficit) surplus		—	(8)	2	(8)
Total other comprehensive (loss) income		(324)	(296)	82	(691)
Total comprehensive (loss) income		$(691)	$(292)	$(1,137)	$1,525

Comprehensive (loss) income attributable to:
Limited partners
Net (loss) income		$(63)	$(14)	$(337)	$381
Other comprehensive (loss) income		(91)	(116)	18	(211)
		(154)	(130)	(319)	170
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net (loss) income		(113)	(24)	(601)	681
Other comprehensive (loss) income		(162)	(206)	33	(376)
		(275)	(230)	(568)	305
FV LTIP units of the Operating Partnership
Net (loss) income		(1)	—	(2)	2
Other comprehensive (loss)		—	—	—	(1)
		(1)	—	(2)	1
Interests of others in operating subsidiaries and properties
Net (loss) income		(190)	42	(279)	1,152
Other comprehensive (loss) income		(71)	26	31	(103)
		(261)	68	(248)	1,049
Total comprehensive (loss) income		$(691)	$(292)	$(1,137)	$1,525
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Changes in Equity

	Limited partners					General partner					Preferred Equity	Non-controlling interests
Unaudited (US$ Millions)	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total limited partners equity	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive loss	Total general partner equity	Total preferred equity	Redeemable / exchangeable and special limited partnership units	FV LTIP units of the Operating Partnership	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec. 31, 2022	$5,861	$(67)	$2,526	$(103)	$8,217	$4	$2	$(1)	$(1)	$4	$699	$14,688	$45	$18,084	$41,737
Net (loss)	—	(337)	—	—	(337)	—	—	—	—	—	—	(601)	(2)	(279)	(1,219)
Other comprehensive income	—	—	—	18	18	—	—	—	—	—	—	33	—	31	82
Total comprehensive income (loss)	—	(337)	—	18	(319)	—	—	—	—	—	—	(568)	(2)	(248)	(1,137)
Distributions	—	(329)	—	—	(329)	—	—	—	—	—	—	(588)	(2)	(3,147)	(4,066)
Preferred distributions	—	(12)	—	—	(12)	—	—	—	—	—	—	(21)	—	—	(33)
Issuance (repurchase) of interests in operating subsidiaries	603	28	17	—	648	—	—	—	—	—	—	1,155	(14)	10,153	11,942
Change in relative interests of non-controlling interests	—	—	3	—	3	—	—	—	—	—	—	5	(8)	—	—
Balance as at Sep. 30, 2023	$6,464	$(717)	$2,546	$(85)	$8,208	$4	$2	$(1)	$(1)	$4	$699	$14,671	$19	$24,842	$48,443

Balance as at Dec. 31, 2021	$5,861	$457	$2,598	$(111)	$8,805	$4	$2	$(1)	$(1)	$4	$699	$15,736	$55	$19,706	$45,005
Net income	—	381	—	—	381	—	—	—	—	—	—	681	2	1,152	2,216
Other comprehensive (loss)	—	—	—	(211)	(211)	—	—	—	—	—	—	(376)	(1)	(103)	(691)
Total comprehensive income (loss)	—	381	—	(211)	170	—	—	—	—	—	—	305	1	1,049	1,525
Distributions	—	(314)	—	—	(314)	—	—	—	—	—	—	(561)	(2)	(3,023)	(3,900)
Preferred distributions	—	(12)	—	—	(12)	—	—	—	—	—	—	(21)	—	—	(33)
Issuance (repurchase) of interest in operating subsidiaries	—	(29)	4	—	(25)	—	—	—	—	—	—	(44)	9	(971)	(1,031)
Change in relative interest of non-controlling interests	—	—	6	—	6	—	—	—	—	—	—	11	(17)	—	—
Balance as at Sep. 30, 2022	$5,861	$483	$2,608	$(322)	$8,630	$4	$2	$(1)	$(1)	$4	$699	$15,426	$46	$16,761	$41,566
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Cash Flows

Unaudited		Nine Months Ended Sep. 30,
(US$ Millions)	Note	2023	2022
Operating activities
Net (loss) income		$(1,219)	$2,216
Share of equity accounted earnings (losses), net of distributions		122	(1,091)
Fair value losses (gains), net	24	116	(906)
Deferred income (benefit) tax expense	13	(82)	269
Depreciation and amortization	21,22	329	218
Working capital and other		69	(565)
		(665)	141
Financing activities
Debt obligations, issuance		12,907	7,756
Debt obligations, repayments		(15,129)	(8,228)
Capital securities issued		275	57
Capital securities redeemed		(11)	—
Non-controlling interests, issued		5,913	495
Non-controlling interests, purchased		(51)	(695)
Settlement of deferred consideration		(438)	—
Repayment of lease liabilities		(19)	(18)
Issuances to limited partnership unitholders		603	—
Issuances to redeemable/exchangeable and special limited partnership unitholders		1,077	—
FV LTIP Units, repurchased		(15)	(2)
Distributions to non-controlling interests in operating subsidiaries		(3,149)	(2,973)
Preferred distributions		(33)	(33)
Distributions to limited partnership unitholders		(329)	(314)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(588)	(561)
Distributions to holders of FV LTIP units of the Operating Partnership		(2)	(2)
		1,011	(4,518)
Investing activities
Acquisitions
Investment properties		(3,946)	(1,097)
Property, plant and equipment		(383)	(153)
Equity accounted investments		(209)	(59)
Financial assets and other		(837)	(576)
Cash acquired in Acquisition of Foreign Investments		914	—
Acquisition of subsidiaries		27	26
Dispositions
Investment properties		1,007	1,463
Property, plant and equipment		209	58
Equity accounted investments		800	920
Financial assets and other		653	1,221
Disposition of subsidiaries		(5)	1,937
Cash impact of deconsolidation		—	(23)
Restricted cash and deposits		(33)	5
		(1,803)	3,722
Cash and cash equivalents
Net change in cash and cash equivalents during the period		(1,457)	(655)
Net change in cash classified within assets held for sale		—	158
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		(7)	(84)
Balance, beginning of period		4,020	2,576
Balance, end of period		$2,556	$1,995

Supplemental cash flow information
Cash paid for:
Income taxes, net of refunds received		$122	$93
Interest (excluding dividends on capital securities)		$3,459	$1,727
See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Condensed Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of Brookfield Corporation, formerly known as Brookfield Asset Management Inc. (“BN,” the “Corporation,” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole direct investment is a 36% managing general partnership units (“GP Units” or “GP”) interest in Brookfield Property L.P. (the “operating partnership”). The GP Units provide the partnership with the power to direct the relevant activities of the operating partnership.

The partnership’s 6.5% Preferred Units, Series 1, 6.375% Preferred Units, Series 2, 5.75% Preferred Units, Series 3, and Brookfield Property Preferred L.P.’s (“New LP”) 6.25% Preferred Units, Series 1 are traded on the Nasdaq under the symbols “BPYPP”, “BPYPO”, “BPYPN”, and “BPYPM”, respectively. The New LP 6.25% Preferred Units, Series 1 are also traded on the TSX under the symbol “BPYP.PR.A”.

The registered head office and principal place of business of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. SUMMARY OF MATERIAL ACCOUNTING POLICY INFORMATION
a)Statement of compliance
The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, have been omitted or condensed.

These condensed consolidated financial statements as of and for the three and nine months ended September 30, 2023 were approved and authorized for issue by the Board of Directors of the partnership on November 13, 2023.
b)Basis of presentation
The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2022, except as disclosed below. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the year ended December 31, 2022. Effective January 1, 2023, the partnership adopted the Disclosure of Accounting Policies (amendments to IAS 1 and IFRS Practice Statement 2). The amendments to IAS 1 require that the partnership disclose its material accounting policies instead of its significant accounting policies. As a result of the adoption of these amendments, there were no adjustments to the presentation or amounts recognized in the interim financial statements.

Effective January 1, 2023, the partnership adopted International Tax Reform - Pillar Two Model Rules (amendments to IAS 12). The amendments to IAS 12 consist of a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rule, as well as disclosure requirements applicable to annual reporting periods. The partnership operates in countries which have enacted new legislation to implement the global minimum top-up tax. The partnership has applied a temporary mandatory relief from recognizing and disclosing information related to the top-up tax and will account for it as a current tax when it is incurred. The newly enacted legislation is effective from January 1, 2024 and there is no current tax impact for the nine months ended September 30, 2023. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of the partnership.

The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with IFRS as issued by the IASB. The results reported in these interim condensed consolidated financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. Dollars rounded to the nearest million unless otherwise indicated.

c)Critical judgements and estimates in applying accounting policies
The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Summary of Significant Accounting Policies in the partnership’s consolidated financial statements for the year ended December 31, 2022 and have been consistently applied in the preparation of the interim condensed consolidated financial statements as of and for the three and nine months ended September 30, 2023.

d)Future accounting policies
The partnership is currently assessing the impact of Amendments to IAS 1 – Classification of Liabilities as Current or Non-current. The amendments to IAS 1 affect only the presentation of liabilities as current or non-current in the consolidated balance sheets and not the amount or timing of recognition of any asset, liability, income or expense. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether the partnership will exercise its right to defer settlement of a liability, explain that rights are in existence if an entity complies with any covenants with which it is required to comply on or before the end of the reporting period, explain that the requirement to comply with any covenants after the reporting period is not considered in the classification as current or non-current, and introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments also add disclosure requirements for liabilities classified as non-current when the right to defer settlement of those liabilities is subject to compliance with covenants within twelve months after the reporting period. The disclosures consist of information on the nature of the covenants, when they are required to be complied with, the carrying amount of related liabilities and any facts and circumstances that indicate possible difficulties in complying with the covenants. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024, with early application permitted. The partnership is in the process of determining the impact of the amendments on its consolidated financial statements.

NOTE 3. INVESTMENT PROPERTIES
The following table presents a roll forward of the partnership’s investment property balances, all of which are considered Level 3 within the fair value hierarchy, for the nine months ended September 30, 2023 and the year ended December 31, 2022:

	Nine months ended Sep. 30, 2023			Year ended December 31, 2022
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of period	$66,067	$2,518	$68,585	$62,313	$2,300	$64,613
Changes resulting from:
Property acquisitions	2,245	683	2,928	760	—	760
Capital expenditures	594	950	1,544	870	428	1,298
Property dispositions(1)	(864)	(44)	(908)	(307)	(1)	(308)
Fair value (losses) gains, net	(772)	26	(746)	(1,122)	64	(1,058)
Foreign currency translation	(309)	(24)	(333)	(1,528)	(149)	(1,677)
Transfer between commercial properties and commercial developments	801	(801)	—	387	(387)	—
Impact of deconsolidation due to loss of control (2)	—	—	—	(575)	—	(575)
Manager Reorganization(3)	—	—	—	6,321	758	7,079
Acquisition of Foreign Investments(3)	11,286	1,408	12,694	—	—	—
Reclassifications to assets held for sale and other changes	(1,414)	(60)	(1,474)	(1,052)	(495)	(1,547)
Balance, end of period(4)	$77,634	$4,656	$82,290	$66,067	$2,518	$68,585
(1)Property dispositions represent the fair value on date of sale.
(2)The partnership deconsolidated its investment in a subsidiary as a result of the dilution of its interest. Prior to the transaction, the partnership's interest was consolidated and is now reflected as a financial asset.
(3)See Note 28, Related Parties for further information on the Manager Reorganization and Acquisition of Foreign Investments.
(4)Includes right-of-use commercial properties and commercial developments of $1,015 million and $129 million, respectively, as of September 30, 2023 (December 31, 2022 - $1,045 million and $127 million). Current lease liabilities of $41 million (December 31, 2022 - $122 million) have been included in accounts payable and other liabilities and non-current lease liabilities of $884 million (December 31, 2022 - $810 million) have been included in other non-current liabilities.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are generally completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. Where there has been a recent market transaction for a specific property, such as an acquisition or sale of a partial interest, the partnership values the property on that basis. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions.

Except for the impacts of interest rates and inflation, there are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in these condensed consolidated financial statements. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain subsidiaries, the partnership relies on quarterly valuations prepared by external valuation professionals. Management compares the external valuations to the partnership’s internal valuations to review the work performed by the external valuation professionals. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values.

Valuation Metrics
The key valuation metrics for the partnership’s consolidated commercial properties are set forth in the following tables below on a weighted-average basis:

		Sep. 30, 2023			Dec. 31, 2022
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (years)	Discount rate	Terminal capitalization rate	Investment horizon (years)
Office	Discounted cash flow	7.0%	5.5%	11	6.8%	5.4%	11
Retail	Discounted cash flow	7.2%	5.2%	10	7.2%	5.3%	10
LP Investments(1)(2)	Discounted cash flow	8.1%	5.8%	9	9.1%	6.3%	8
(1) The valuation method used to value multifamily and manufactured housing properties is the direct capitalization method. At September 30, 2023, the overall implied capitalization rate used for properties using the direct capitalization method was 4.4% (December 31, 2022 - 4.3%).
(2)The weighted average valuation metrics at September 30, 2023 include assets acquired as part of the Acquisition of Foreign Investments. See Note 28, Related Parties for further information.

Fair Value Measurement
The following table presents the partnership’s investment properties measured at fair value in the condensed consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined in Note 2(i) in the consolidated financial statements as of December 31, 2022:

	Sep. 30, 2023				Dec. 31, 2022
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Office	$—	$—	$20,730	$773	$—	$—	$22,129	$1,355
Retail	—	—	19,570	69	—	—	19,438	106
LP Investments	—	—	37,334	3,814	—	—	24,500	1,057
Total	$—	$—	$77,634	$4,656	$—	$—	$66,067	$2,518

Fair Value Sensitivity
The following table presents a sensitivity analysis to the impact of a 25 basis point movement of the discount rate and terminal capitalization or overall implied capitalization rate on fair values of the partnership’s commercial properties as of September 30, 2023, for properties valued using the discounted cash flow or direct capitalization method, respectively:

	Sep. 30, 2023
(US$ Millions)	Impact of +25bps DR	Impact of +25bps TCR	Impact of +25bps DR and +25bps TCR or +25bps ICR
Office	$448	$658	$1,087
Retail	389	647	1,021
LP Investments(1)	700	1,384	2,028
Total	$1,537	$2,689	$4,136
(1)     The valuation method used to value multifamily and manufactured housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate are not applicable. The impact of the sensitivity analysis on the discount rate includes properties valued using the discounted cash flow method as well as properties valued using an overall implied capitalization rate under the direct capitalization method.

NOTE 4. EQUITY ACCOUNTED INVESTMENTS
The partnership has investments in joint arrangements that are joint ventures, and also has investments in associates. Joint ventures hold individual commercial properties, hotels, and portfolios of commercial properties and developments that the partnership owns together with co-owners where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners. The partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method of accounting, are as follows:

	Proportion of ownership interests		Carrying value
(US$ Millions)	Sep. 30, 2023	Dec. 31, 2022	Sep. 30, 2023	Dec. 31, 2022
Joint Ventures	15% - 75%	15% - 68%	$19,256	$19,404
Associates	16% - 50%	16% - 50%	310	539
Total			$19,566	$19,943

The following table presents the change in the balance of the partnership’s equity accounted investments as of September 30, 2023 and December 31, 2022:

	Nine months ended	Year ended
(US$ Millions)	Sep. 30, 2023	Dec. 31, 2022
Equity accounted investments, beginning of period	$19,943	$20,807
Additions	195	100
Disposals and return of capital distributions	(592)	(967)
Share of net earnings from equity accounted investments	14	826
Distributions received	(136)	(263)
Foreign currency translation	26	(578)
Reclassification from (to) assets held for sale	73	(276)
Impact of deconsolidation(1)	—	(706)
Manager Reorganization(2)	—	1,061
Acquisition of Foreign Investments(2)	211	—
Other comprehensive income and other	(168)	(61)
Equity accounted investments, end of period	$19,566	$19,943
(1)The prior year includes the impact of deconsolidation of assets that were accounted for under the equity method which are now accounted for as financial assets.
(2)See Note 28, Related Parties for further information on the Manager Reorganization and Acquisition of Foreign Investments.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Sep. 30, 2023			Dec. 31, 2022
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Office	Discounted cash flow	6.9%	5.1%	11	6.4%	4.9%	11
Retail	Discounted cash flow	6.6%	4.9%	10	6.6%	4.9%	10
LP Investments(1)	Discounted cash flow	7.7%	5.9%	10	7.8%	5.5%	10
(1)The valuation method used to value multifamily investments is the direct capitalization method. The rates used as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Summarized financial information in respect of the partnership’s equity accounted investments is presented below:

(US$ Millions)	Sep. 30, 2023	Dec. 31, 2022
Non-current assets	$73,287	$76,352
Current assets	3,580	3,822
Total assets	76,867	80,174
Non-current liabilities	26,223	30,777
Current liabilities	10,140	6,888
Total liabilities	36,363	37,665
Net assets	40,504	42,509
Partnership’s share of net assets	$19,566	$19,943

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Revenue	$1,479	$1,203	$4,119	$3,612
Expenses	1,289	900	3,456	2,575
(Loss) income from equity accounted investments(1)	(14)	22	(5)	55
Income before fair value gains, net	176	325	658	1,092
Fair value gains (losses), net	140	675	(897)	1,565
Net income (loss)	316	1,000	(239)	2,657
Partnership’s share of net earnings	$161	$527	$(13)	$1,326
(1)Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

NOTE 5. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment primarily consists of hospitality assets including Center Parcs in the United Kingdom and Ireland and Hospitality Investors Trust and Watermark Lodging in the United States.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	2 to 50+
Land improvements	15
Furniture, fixtures and equipment	1 to 20

The following table presents the change to the components of the partnership’s hospitality assets for the nine months ended September 30, 2023 and for the year ended December 31, 2022:

	Nine months ended	Year ended
(US$ Millions)	Sep. 30, 2023	Dec. 31, 2022
Cost:
Balance at the beginning of period	$9,050	$5,723
Additions	389	203
Disposals	(164)	(47)
Foreign currency translation	(29)	(363)
Manager Reorganization(1)	—	3,298
Acquisition of Foreign Investments(1)	945	—
Impact of deconsolidation due to loss of control and other(2)	(6)	236
	10,185	9,050
Accumulated fair value changes:
Balance at the beginning of period	1,376	763
Revaluation gains, net	—	727
Impact of deconsolidation due to loss of control and other(2)	(5)	29
Disposals	(38)	(1)
Provision for impairment	—	(93)
Foreign currency translation	(2)	(49)
	1,331	1,376
Accumulated depreciation:
Balance at the beginning of period	(1,025)	(863)
Depreciation	(308)	(279)
Disposals	35	44
Foreign currency translation	3	76
Impact of deconsolidation due to loss of control and other(2)	7	(3)
	(1,288)	(1,025)
Total property, plant and equipment(3)	$10,228	$9,401
(1)See Note 28, Related Parties for further information on the Manager Reorganization and Acquisition of Foreign Investments.
(2)The prior year reflects the reclassification of a mixed-use asset out of assets held for sale, and the reclassification of a student housing asset to held for sale.
(3)Includes right-of-use assets of $534 million (December 31, 2022 - $393 million).

NOTE 6. GOODWILL
Goodwill of $1,390 million at September 30, 2023 (December 31, 2022 - $946 million) is primarily attributable to Center Parcs of $735 million (December 31, 2022 - $728 million), Alstria of $396 million (December 31, 2022 - n/a) and IFC Seoul of $194 million (December 31, 2022 - $207 million). The partnership performs a goodwill impairment test annually unless there are indicators of impairment identified during the year. The partnership did not identify any impairment indicators as of September 30, 2023 and for the year ended December 31, 2022.

NOTE 7. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the condensed consolidated balance sheets. These intangible assets primarily represent the trademark assets related to Center Parcs.

The trademark assets of Center Parcs had a carrying amount of $867 million as of September 30, 2023 (December 31, 2022 - $859 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories in perpetuity. The business model of Center Parcs is not subject to technological obsolescence or commercial innovations in any material way.

Intangible assets by class	Useful life (in years)
Trademarks	Indefinite
Other	4 to 88

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization expense is recorded as part of depreciation and amortization of non-real estate assets expense. The partnership did not identify any impairment indicators as of September 30, 2023 and for the year ended December 31, 2022.

The following table presents the components of the partnership’s intangible assets as of September 30, 2023 and December 31, 2022:

(US$ Millions)	Sep. 30, 2023	Dec. 31, 2022
Cost	$1,094	$1,017
Accumulated amortization	(75)	(51)
Total intangible assets	$1,019	$966

The following table presents a roll forward of the partnership’s intangible assets for the nine months ended September 30, 2023 and the year ended December 31, 2022:

	Nine months ended	Year ended
(US$ Millions)	Sep. 30, 2023	Dec. 31, 2022
Balance, beginning of period	$966	$964
Acquisitions	7	5
Amortization	(20)	(8)
Manager Reorganization(1)	—	108
Acquisition of Foreign Investments(1)	60	—
Foreign currency translation	8	(103)
Other	(2)	—
Balance, end of period	$1,019	$966
(1)See Note 28, Related Parties for further information on the Manager Reorganization and Acquisition of Foreign Investments.

NOTE 8. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Sep. 30, 2023	Dec. 31, 2022
Securities - FVTPL	$3,224	$2,523
Derivative assets	351	170
Securities - FVTOCI	65	69
Restricted cash	566	584
Inventory	1,641	1,267
Accounts receivables - non-current	50	464
Other	165	140
Total other non-current assets	$6,062	$5,217

Securities - FVTPL
Securities - FVTPL includes the partnership’s investment in the Brookfield Strategic Real Estate Partners (“BSREP”) III fund, with a carrying value of the financial asset at September 30, 2023 of $1,377 million (December 31, 2022 - $1,183 million). It also includes the partnership’s investment in a U.S. department store chain with a carrying value of the financial asset at September 30, 2023 of $551 million.

NOTE 9. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Sep. 30, 2023	Dec. 31, 2022
Derivative assets	$373	$124
Accounts receivable - net of expected credit loss of $67 million (December 31, 2022 - $63 million)	1,253	787
Restricted cash	336	342
Prepaid expenses	269	405
Inventory	274	176
Other current assets	513	342
Total accounts receivable and other	$3,018	$2,176

NOTE 10. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of September 30, 2023 and December 31, 2022:

(US$ Millions)	Sep. 30, 2023	Dec. 31, 2022
Investment properties	$1,593	$300
Equity accounted investments	—	276
Accounts receivable and other assets	45	—
Assets held for sale	1,638	576
Liabilities associated with assets held for sale	$933	$—

The following table presents the change to the components of the assets held for sale for the nine months ended September 30, 2023 and the year ended December 31, 2022:

(US$ Millions)	Nine months ended Sep. 30, 2023	Twelve months ended Dec. 31, 2022
Balance, beginning of period	$576	$10,510
Reclassification to assets held for sale, net	1,401	1,208
Disposals	(351)	(11,110)
Fair value adjustments	(52)	261
Foreign currency translation	1	(290)
Acquisition of Foreign Investments(1)	47	—
Other	16	(3)
Balance, end of period	$1,638	$576
(1)See Note 28, Related Parties for further information on the Acquisition of Foreign Investments.

At December 31, 2022, assets held for sale included three malls in the U.S., two hospitality assets in the U.S., and one office asset in the U.S.

In the first quarter of 2023, the partnership sold two hospitality assets in the U.S. and one mall in the U.S for net proceeds of approximately $228 million.

In the second quarter of 2023, the partnership sold one hospitality asset in the U.S., one mall in the U.S., one office asset in Australia and one office asset in Germany for net proceeds of approximately $55 million.

In the third quarter of 2023, the partnership sold six office assets in Belgium, one office asset in the U.S. and one hospitality asset in the U.S for net proceeds of approximately $26 million.

At September 30, 2023, assets held for sale included five malls in the U.S., four office assets in the U.S., one office asset in Ireland, one multifamily asset in Brazil, one multifamily asset in the U.S., and one logistics asset in the U.S as the partnership intends to sell controlling interests in these assets to third parties in the next 12 months.

NOTE 11. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Sep. 30, 2023		Dec. 31, 2022
(US$ Millions)	Weighted-average rate	Debt balance	Weighted-average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	7.33%	$3,032	6.19%	$3,090
Brookfield Property Partners’ corporate bonds	4.67%	1,841	4.12%	1,847
Brookfield Property Retail Holding LLC term debt	7.92%	1,492	6.90%	1,514
Brookfield Property Retail Holding LLC senior secured notes	5.20%	1,695	5.20%	1,695
Brookfield Property Retail Holding LLC corporate facility	8.17%	413	7.17%	320
Brookfield Property Retail Holding LLC junior subordinated notes	7.04%	199	5.86%	192
Subsidiary borrowings	7.00%	44	7.10%	458

Secured debt obligations:
Funds subscription credit facilities(1)	7.29%	2,265	6.19%	4,177
Fixed rate	4.29%	28,177	4.47%	16,155
Variable rate	8.09%	28,373	6.99%	29,416
Deferred financing costs		(327)		(302)
Total debt obligations		$67,204		$58,562

Current		27,087		19,704
Non-current		39,347		38,858
Debt associated with assets held for sale		770		—
Total debt obligations		$67,204		$58,562
(1)Funds subscription credit facilities are secured by co-investors’ capital commitments.

The partnership generally believes that it will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2023-2024; however, approximately 3% of its debt obligations represent non-recourse mortgages where the partnership has suspended contractual payment. The partnership is currently engaging in modification or restructuring discussions with the respective creditors. These negotiations may, under certain circumstances, result in certain properties securing these loans being transferred to the lenders.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by currency are as follows:

	Sep. 30, 2023			Dec. 31, 2022
(Millions)	U.S. Dollars		Local currency	U.S. Dollars		Local currency
U.S. Dollars	$42,566		$42,566	$44,049		$44,049
Euros	7,350		€6,952	96		€90
British Pounds	5,905		£4,841	5,079		£4,203
Canadian Dollars	3,831	C$	5,201	4,027	C$	5,455
Brazilian Reais	2,152	R$	10,779	554	R$	2,888
Indian Rupee	2,218	Rs	184,794	1,777	Rs	146,860
South Korean Won	1,692	₩	2,280,000	1,808	₩	2,280,000
Australian Dollars	1,207	A$	1,876	1,300	A$	1,908
Chinese Yuan	478	C¥	3,485	174	C¥	1,204
Hong Kong Dollar	93	HK$	725	—	HK$	—
Swedish Krona	36	SEK	393	—	SEK	—
Polish Zloty	3	zł	14	—	zł	—
Deferred financing costs	(327)			(302)
Total debt obligations	$67,204			$58,562

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

			Non-cash changes in debt obligations
(US$ Millions)	Dec. 31, 2022	Debt obligation issuance, net of repayments	Debt from asset acquisitions	Assumed by purchaser	Amortization of deferred financing costs and (premium) discount	Foreign currency translation	Acquisition of Foreign Investments(1)	Other	Sep. 30, 2023
Debt obligations	$58,562	(2,222)	394	(88)	150	(190)	10,674	(76)	$67,204
(1)See Note 28, Related Parties for further information on the Acquisition of Foreign Investments.

NOTE 12. CAPITAL SECURITIES
The partnership has the following capital securities outstanding as of September 30, 2023 and December 31, 2022:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Sep. 30, 2023	Dec. 31, 2022
Operating Partnership Class A Preferred Equity Units:
Series 2	24,000,000	6.50%	$584	$575
Series 3	24,000,000	6.75%	562	556
New LP Preferred Units(1)	19,273,654	6.25%	474	474
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	733,072	5.25%	18	21
Series 2	429,316	5.75%	8	10
Series 3	447,653	5.00%	8	12
Series 4	434,821	5.20%	8	10
Rouse Properties L.P. (“Rouse”) Series A Preferred Shares	5,600,000	5.00%	144	142
Subsidiary Preferred Shares and Capital - alstria office Prime Portfolio GmbH & Co. KG (“Alstria Office Prime”)	19,472,214	n/a(2)	129	—
Brookfield India Real Estate Trust (“India REIT”)	246,305,005	n/a(3)	733	456
Capital Securities – Fund Subsidiaries			223	577
Total capital securities			$2,891	$2,833

Current			238	600
Non-current			2,653	2,233
Total capital securities			$2,891	$2,833
(1)New LP Preferred Units shares outstanding is presented net of intracompany shares held by the Operating Partnership.
(2)The dividend rate pertaining to Alstria Office Prime is declared annually and is neither fixed or mandatory.
(3)The dividend rate pertaining to India REIT is equal to a minimum of 90% of net distributable cash flows.

New LP Preferred Units includes $474 million (December 31, 2022 - $474 million) of preferred equity interests issued in connection with the privatization of the partnership which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the holders of such interests can demand cash payment upon maturity of July 26, 2081, for the liquidation preference of $25.00 per unit and any accumulated unpaid dividends.

Cumulative preferred dividends on the BOP Split Senior Preferred Shares are payable quarterly, as and when declared by BOP Split. On October 31, 2023, BOP Split declared quarterly dividends payable for the BOP Split Senior Preferred Shares.

Capital securities also includes $144 million at September 30, 2023 (December 31, 2022 - $142 million) of preferred equity interests held by a third party investor in Rouse which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital securities also includes $129 million at September 30, 2023 (December 31, 2022 - n/a) which represents the equity from minority shareholders who are other limited partners in the subsidiary Alstria Office Prime. The equity of these limited partners is classified as a liability under IAS 32, rather than as non-controlling interest, due to each limited partner being contractually entitled to a severance payment equivalent to the NAV per share of the Alstria Office Prime, on their date of resignation.

Capital securities also includes $733 million at September 30, 2023 (December 31, 2022 - $456 million) of preferred equity interests held by third party investors in the India REIT, which have been classified as a liability, rather than as a non-controlling interest, due to the fact that India REIT has a contractual obligation to make distributions to unitholders every six months at an amount no less than 90% of net distributable cash flows.

Capital Securities – Fund Subsidiaries includes $194 million at September 30, 2023 (December 31, 2022 - $545 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in DTLA which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities – Fund Subsidiaries are measured at FVTPL.

Capital Securities – Fund Subsidiaries also includes $29 million at September 30, 2023 (December 31, 2022 - $32 million) which represents the equity interests held by the partnership’s co-investor in the Brookfield D.C. Office Partners LLC (“D.C. Venture”) which have been classified as a liability, rather than as non-controlling interest, due to the fact that on October 31, 2025, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Venture for cash equivalent to the fair value of the interests.

At September 30, 2023, capital securities includes $24 million (December 31, 2022 - $33 million) repayable in Canadian Dollars of C$33 million (December 31, 2022 - C$45 million).

Reconciliation of cash flows from financing activities from capital securities is shown in the table below:

				Non-cash changes in capital securities
(US$ Millions)	Dec. 31, 2022	Capital securities issued	Capital securities redeemed	Fair value changes	Foreign currency translation and other	Acquisition of Foreign Investments	Sep. 30, 2023
Capital securities	$2,833	$275	(11)	(349)	13	130	$2,891

NOTE 13. INCOME TAXES
The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The components of income tax expense include the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Current income tax	$12	$58	$72	$134
Deferred income tax	118	115	(82)	269
Income tax expense (benefit)	$130	$173	$(10)	$403

The decrease in income tax expense for the three and nine months ended September 30, 2023 compared to the prior year is primarily due to a decrease in pre-tax income, a change in the tax rate of certain subsidiaries, and an increase in the benefit recognized for deferred tax assets.

NOTE 14. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Sep. 30, 2023	Dec. 31, 2022
Accounts payable and accrued liabilities	$718	$824
Lease liabilities(1)	1,128	1,049
Derivative liabilities	335	371
Deferred revenue	18	21
Provisions	19	7
Loans and notes payables	2	171
Total other non-current liabilities	$2,220	$2,443
(1)For the three and nine months ended September 30, 2023, interest expense relating to total lease liabilities (see Note 15, Accounts Payable And Other Liabilities for the current portion) was $22 million and $63 million, respectively (2022 - $15 million and $44 million).

NOTE 15. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Sep. 30, 2023	Dec. 31, 2022
Accounts payable and accrued liabilities	$3,297	$2,852
Loans and notes payable	779	226
Deferred revenue	513	436
Derivative liabilities	580	167
Lease liabilities(1)	51	163
Other liabilities	22	33
Total accounts payable and other liabilities	$5,242	$3,877
(1)See Note 14, Other Non-Current Liabilities, for further information on the interest expense related to these liabilities.

NOTE 16. EQUITY
The partnership’s capital structure is comprised of five classes of partnership units: GP Units, LP Units, Redeemable/Exchangeable Partnership Units (“REUs”), special limited partnership units of the operating partnership (“Special LP Units”) and FV LTIP units of the operating partnership (“FV LTIP Units”). In addition, the partnership issued Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 in the first quarter of 2019, Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 in the third quarter of 2019 and Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 in the first quarter of 2020 (“Preferred Equity Units”).

a)General and limited partnership equity
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest.

LP Units entitle the holder to their proportionate share of distributions. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the REUs that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the REUs equal to 49% of the total voting power of all outstanding units.

General Partnership Units
There were 138,875 GP Units outstanding at September 30, 2023 and December 31, 2022.

Limited Partnership Units
There were 321,046,797 and 298,985,982 LP Units outstanding at September 30, 2023 and December 31, 2022, respectively.

b)Units of the operating partnership held by Brookfield Corporation

Redeemable/Exchangeable Partnership Units
There were 567,854,792 and 529,473,303 REUs outstanding at September 30, 2023 and December 31, 2022, respectively.

Special Limited Partnership Units
Brookfield Property Special L.P. is entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the Special LP Units.

There were 5,797,155 and 4,759,997 Special LP Units outstanding at September 30, 2023 and December 31, 2022, respectively.

c)FV LTIP Units
The operating partnership issued FV LTIP Units under the Brookfield Property L.P. FV LTIP Unit Plan to certain participants. Each FV LTIP unit will vest over a period of five years and is redeemable for cash payment. There were 782,533 and 1,571,709 FV LTIP Units outstanding at September 30, 2023 and December 31, 2022, respectively.

d)    Preferred Equity Units
The partnership’s preferred equity consists of 7,360,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 1 at $25.00 per unit at a coupon rate of 6.5%, 10,000,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 2 at $25.00 per unit at a coupon rate of 6.375% and 11,500,000 Class A Cumulative Redeemable Perpetual Preferred Units, Series 3 at $25.00 per unit at a coupon rate of 5.75%. At September 30, 2023, preferred equity units had a total carrying value of $699 million (December 31, 2022 - $699 million).

e)    Distributions
Distributions made to each class of partnership units, including units of subsidiaries that were exchangeable into LP Units, are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per unit information)	2023	2022	2023	2022
Limited Partners	$112	$105	$329	$314
Holders of:
REUs	198	185	582	556
Special LP Units	3	2	6	5
FV LTIP Units	1	1	2	2
Total	$314	$293	$919	$877
Per unit(1)	$0.35	$0.35	$1.05	$1.05
(1)Per unit outstanding on the distribution record date.

NOTE 17. NON-CONTROLLING INTERESTS
Non-controlling interests consisted of the following:

(US$ Millions)	Sep. 30, 2023	Dec. 31, 2022
REUs and Special LP Units(1)	$14,671	$14,688
FV LTIP Units(1)	19	45
Interests of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Corporation(2)	2,619	2,490
Preferred equity of subsidiaries	4,360	2,772
Non-controlling interests in subsidiaries and properties	17,863	12,822
Total interests of others in operating subsidiaries and properties	24,842	18,084
Total non-controlling interests	$39,532	$32,817
(1)Each unit within these classes of non-controlling interest has economic terms substantially equivalent to those of an LP Unit. As such, income attributed to each unit or share of non-controlling interest is equivalent to that allocated to an LP Unit. The proportion of interests held by holders of the REUs changes as a result of issuances, repurchases and exchanges. Consequently, the partnership adjusted the relative carrying amounts of the interests held by limited partners and non-controlling interests based on their relative share of the equivalent LP Units. The difference between the adjusted value and the previous carrying amounts was attributed to current LP Units as ownership changes in the Consolidated Statements of Changes in Equity
(2)See Note 28, Related Parties, for further information on the Manager Reorganization.

Non-controlling interests of others in operating subsidiaries and properties consist of the following:

		Proportion of economic interests held by non-controlling interests
(US$ Millions)	Jurisdiction of formation	Sep. 30, 2023	Dec. 31, 2022	Sep. 30, 2023	Dec. 31, 2022
BPO(1)	Canada	—%	—%	$3,127	$2,835
Corporate Holding Entities(2)	Bermuda/Canada	—%	—%	6,558	5,033
U.S. Retail(3)	United States	—%	—%	1,292	1,280
U.S. Manufactured Housing(4)	United States	76%	76%	1,283	1,191
U.K. Student Housing(4)	Bermuda	75%	75%	1,598	1,594
Korea Mixed-use(4)	South Korea	78%	78%	989	936
U.K. Short Stay(4)	United Kingdom	73%	73%	443	756
U.S. Hospitality(4)	United States	77%	77%	641	724
U.S. Logistics	United States	77%	77%	1,150	434
Other	Various	33% - 99%	33% - 99%	7,761	3,301
Total				$24,842	$18,084
(1)Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.
(2)Includes non-controlling interests in various corporate entities of the partnership which vary from 1% - 100%.
(3)Includes non-controlling interests in BPYU subsidiaries.
(4)Includes non-controlling interests representing interests held by other investors in Brookfield-sponsored real estate funds and holding entities through which the partnership participates in such funds. Also includes non-controlling interests in underlying operating entities owned by these funds.

NOTE 18. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Base rent	$1,020	$795	$2,974	$2,375
Straight-line rent	(1)	(2)	10	5
Lease termination	3	12	24	24
Other lease income(1)	158	163	528	485
Other revenue from tenants(2)	308	214	854	733
Total commercial property revenue	$1,488	$1,182	$4,390	$3,622
(1)Other lease income includes parking revenue and recovery of property tax and insurance expenses from tenants.
(2)Consists of recovery of certain operating expenses from tenants which are accounted for in accordance with IFRS 15, Revenue from Contracts with Customers.

NOTE 19. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Room, food and beverage	$605	$351	$1,690	$964
Gaming and other leisure activities	61	48	163	130
Other hospitality revenue	33	8	98	26
Total hospitality revenue	$699	$407	$1,951	$1,120

NOTE 20. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Investment income	$91	$44	$182	$472
Fee revenue	113	74	324	210
Dividend income	3	47	31	80
Interest income and other	39	2	122	49
Total investment and other revenue	$246	$167	$659	$811

NOTE 21. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Property maintenance	$236	$178	$645	$530
Real estate taxes	153	140	493	427
Employee compensation and benefits	48	37	141	110
Depreciation and amortization	13	7	38	22
Lease expense(1)	5	3	14	9
Other	142	106	406	295
Total direct commercial property expense	$597	$471	$1,737	$1,393
(1)Represents the operating expenses relating to variable lease payments not included in the measurement of the lease liability.

NOTE 22. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Employee compensation and benefits	$147	$59	$432	$170
Depreciation and amortization	100	61	291	196
Cost of food, beverage, and retail goods sold	89	64	254	179
Maintenance and utilities	40	24	121	77
Marketing and advertising	22	5	68	19
Other	134	69	399	206
Total direct hospitality expense	$532	$282	$1,565	$847

NOTE 23. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Employee compensation and benefits	$163	$90	$481	$271
Management fees	72	70	225	212
Professional fees	37	21	115	67
Facilities and technology	16	13	42	33
Transaction costs	16	9	44	24
Other	35	24	116	86
Total general and administrative expense	$339	$227	$1,023	$693

NOTE 24. FAIR VALUE (LOSSES) GAINS, NET
The components of fair value gains (losses), net, are as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Commercial properties	$(642)	$(619)	$(772)	$496
Commercial developments	86	(79)	26	25
Incentive fees(1)	(11)	(2)	(22)	(38)
Financial instruments and other	562	313	652	423
Total fair values (losses) gains, net	$(5)	$(387)	$(116)	$906
(1)Represents incentive fees the partnership is obligated to pay to the general partner of the partnership’s various fund investments.

NOTE 25. OTHER COMPREHENSIVE (LOSS) INCOME
Other comprehensive (loss) income consists of the following:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Items that may be reclassified to net income:
Foreign currency translation
Net unrealized foreign currency translation (losses) in respect of foreign operations	$(484)	$(953)	$(98)	$(2,057)
Reclassification of realized foreign currency translation gains to net income on dispositions of foreign operations	—	—	—	17
Gains on hedges of net investments in foreign operations	218	630	18	1,202
	(266)	(323)	(80)	(838)
Cash flow hedges
(Losses) gains on derivatives designated as cash flow hedges, net of income taxes for the three and nine months ended Sep. 30, 2023 of $(3) million and $(32) million (2022 – $1 million and $(6) million)	(26)	(19)	205	47
	(26)	(19)	205	47
Equity accounted investments
Share of unrealized foreign currency translation losses in respect of foreign operations	(1)	(1)	—	(3)
(Losses) gains on derivatives designated as cash flow hedges	(30)	56	(27)	131
	(31)	55	(27)	128
Items that will not be reclassified to net income:
Unrealized losses on securities - FVTOCI, net of income taxes for the three and nine months ended Sep. 30, 2023 of nil (2022 – nil and $(1) million)	(1)	(1)	(16)	(21)
Net remeasurement (losses) gains on defined benefit obligations	—	—	(2)	1
Revaluation surplus (deficit), net of income taxes for the three and nine months ended Sep. 30, 2023 of nil and $(1) million (2022 – nil and nil)	—	(8)	2	(8)
	(1)	(9)	(16)	(28)
Total other comprehensive (loss) income	$(324)	$(296)	$82	$(691)

NOTE 26. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as dispositions, acquisitions, sales of assets and sales of services.
Certain of the partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.
The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise.

During 2013, the Corporation announced the final close on the first BSREP fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of September 30, 2023, there remained approximately $141 million of uncontributed capital commitments.

In April 2016, the Corporation announced the final close on the second BSREP fund to which the partnership had committed $2.3 billion as lead investor. As of September 30, 2023, there remained approximately $575 million of uncontributed capital commitments.

In November 2017, the Corporation announced the final close on the fifth Brookfield Real Estate Finance Fund (“BREF”) to which the partnership had committed $400 million. As of September 30, 2023, there remained approximately $161 million of uncontributed capital commitments.

In September 2018, the Corporation announced the final close on the third Brookfield Fairfield U.S. Multifamily Value Add Fund to which the partnership had committed $300 million. As of September 30, 2023, there remained approximately $120 million of uncontributed capital commitments.

In January 2019, the Corporation announced the final close on the third BSREP fund to which the partnership had committed $1.0 billion. As of September 30, 2023, there remained approximately $181 million of uncontributed capital commitments.

In December 2022, the Corporation announced the final close on the fourth BSREP fund to which the partnership had committed $3.5 billion. As of September 30, 2023, there remained approximately $1.5 billion of uncontributed capital commitments. Refer to Note 28, Related Parties for further information.

In October of 2020, the Corporation announced the final close on the Brookfield European Real Estate Partnership fund to which the partnership has committed €100 million ($106 million). As of September 30, 2023, there remained approximately nil of uncontributed capital commitments.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

NOTE 27. FINANCIAL INSTRUMENTS
a)Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:
•foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;
•interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt;
•interest rate caps to hedge interest rate risk on certain variable rate debt; and
•cross-currency swaps to manage interest rate and foreign currency exchange rates on existing variable rate debt.

There have been no material changes to the partnership’s financial risk exposure or risk management activities since December 31, 2022. Please refer to Note 31, Financial Instruments in the December 31, 2022 annual report on Form 20-F for a detailed description of the partnership’s financial risk exposure and risk management activities.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of September 30, 2023 and December 31, 2022:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2023	Interest rate caps of US$ LIBOR debt	$651	2.4% - 5.4%	Apr 2024 - May. 2024	$4
	Interest rate caps of US$ SOFR debt	7,257	1.0% - 6.0%	Oct. 2023 - Mar. 2025	107
	Interest rate swaps of US$ SOFR debt	8,860	3.3% - 4.5%	Aug. 2024 - Mar. 2027	191
	Interest rate caps of £ SONIA debt	1,319	1.0% - 7.0%	Oct. 2023 - Mar. 2025	38
	Interest rate swaps of £ SONIA debt	1,072	2.0% - 5.2%	Jan. 2024 - Jan. 2025	21
	Interest rate caps of € EURIBOR debt	554	3.5% - 4.0%	Jul. 2025 - Apr. 2030	10
	Interest rate caps of €STR debt	375	1.9%	Oct. 2023 - Oct. 2024	9
	Interest rate swaps of € EURIBOR debt	867	1.8% - 4.0%	Sep. 2027 - Apr. 2030	37
	Interest rate caps of C$ LIBOR debt	177	4.0%	Oct. 2024	3
	Interest rate swaps of AUD BBSW/BBSY debt	257	4.1%	Sep. 2024	1
	Other interest rate derivatives	20	0.4% - 6.6%	Dec. 2027	—
Dec. 31, 2022	Interest rate caps of US$ LIBOR debt	$2,042	2.5% - 5.0%	May 2023 - Apr. 2027	$20
	Interest rate caps of US$ SOFR debt	3,989	1.0% - 6.0%	Aug. 2023 - Nov. 2024	74
	Interest rate swaps of US$ SOFR debt	2,500	3.7%	Dec. 2027	3
	Interest rate caps of £ SONIA debt	1,024	1.0% - 2.5%	Jul. 2024 - Mar. 2025	41
	Interest rate swaps of £ SONIA debt	804	2.7%	Jan. 2023 - Jul. 2024	20
	Interest rate caps of € EURIBOR debt	96	1.3%	Apr. 2023	—
	Interest rate caps of C$ LIBOR debt	177	4.0%	Oct. 2024	2
	Interest rate swaps of AUD BBSW/BBSY debt	132	5.3% - 5.8%	Apr. 2024	—

For the three and nine months ended September 30, 2023, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was nil (2022 - nil).

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of September 30, 2023 and December 31, 2022:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Sep. 30, 2023	Net investment hedges	€	$2,193	€0.89/$ - €0.98/$	Nov. 2023 - Dec. 2025	$(186)
	Net investment hedges		£1,588	£0.79/$ - £0.93/$	Oct. 2023 - Jul. 2024	(244)
	Net investment hedges	A$	74	A$0.63/$ - A$0.72/$	Dec. 2023	(6)
	Net investment hedges	C¥	—	C¥6.59/$ - C¥6.77/$	Mar. 2025	(2)
	Net investment hedges	R$	7,364	R$5.00/$ - R$7.37/$	Dec. 2023 - Dec. 2024	(109)
	Net investment hedges	₩	820,473	₩1,214.55/$ - ₩1,410.00/$	Jun. 2024 - Jan. 2025	3
	Net investment hedges	Rs	69,827	Rs81.82/$ - Rs89.84/$	Nov. 2023 - Sep. 2024	(15)
	Net investment hedges	HKD	709	HKD7.75/$ - HKD7.84/$	Mar. 2024 - Apr. 2026	—
	Net investment hedges		£375	£0.86/€	Jul. 2024	(5)
	Net investment hedges	C$	67	C$1.28/$ - C$1.34/$	Oct. 2024 - Jan. 2025	1
	Net investment hedges	CNH	3,836	CNH6.54/$ - CNH7.02/$	Jun. 2024 - Jan. 2026	7
	Net investment hedges	SEK	1,836	SEK10.15/$ - SEK11.01/$	Dec. 2023 - Mar. 2026	4
	Cross currency swaps of C$ LIBOR debt	C$	2,500	C$1.25/$ - C$1.34/$	Mar. 2024 - Feb. 2028	(69)
Dec. 31, 2022	Net investment hedges	€	$105	€0.91/$ - €1.02/$	Feb. 2023 - Dec. 2025	$(7)
	Net investment hedges		£1,319	£0.76/$ - £0.93/$	Jan. 2023 - Jul. 2023	$(243)
	Net investment hedges	A$	—	A$1.49/$ - A$1.55/$	May 2023	(1)
	Net investment hedges	C¥	2,703	C¥6.59/$ - C¥6.99/$	Jun. 2023 - Mar. 2025	(9)
	Net investment hedges	R$	908	R$6.24/$ - R$7.00/$	May 2023 - Dec. 2024	(22)
	Net investment hedges	₩	820,473	₩1,283.60/$ - ₩1,410.00/$	Jan. 2023 - Nov. 2024	(42)
	Net investment hedges	Rs	84,251	Rs79.40/$ - Rs89.84/$	Mar. 2023 - Jul. 2024	(5)
	Net investment hedges		£374	£0.86/€	Jul. 2023	(16)
	Cross currency swaps of C$ LIBOR debt	C$	2,500	C$1.25/$ - C$1.38/$	Jul. 2023 - Jan. 2027	(45)

For the three and nine months ended September 30, 2023 and 2022, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of September 30, 2023 and December 31, 2022:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2023	Interest rate caps	$19,800	0.3% - 9.9%	Oct. 2023 - Apr. 2026	$(37)
	Interest rate swaps on forecasted fixed rate debt	75	5.3%	Jun. 2028 - Jun. 2030	(21)
	Interest rate swaps of US$ debt	710	0.4% - 7.1%	Feb. 2024 - Dec. 2028	26
Dec. 31, 2022	Interest rate caps	$7,622	2.0% - 6.0%	Jan. 2023 - Nov. 2032	$30
	Interest rate swaps on forecasted fixed rate debt	335	3.6% - 5.3%	Jun. 2023	(21)

For the three and nine months ended September 30, 2023, the partnership recognized fair value gains, net of nil (2022 - nil), related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

b)Measurement and classification of financial instruments

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

		Sep. 30, 2023		Dec. 31, 2022
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Loans and notes receivable	Amortized cost	$2,213	$2,213	$686	$686
Other non-current assets
Securities - FVTPL	FVTPL	3,224	3,224	2,523	2,523
Derivative assets	FVTPL	351	351	170	170
Accounts receivable	Amortized cost	50	50	464	464
Securities - FVTOCI	FVTOCI	65	65	69	69
Restricted cash	Amortized cost	566	566	584	584
Current assets
Securities - FVTOCI	FVTOCI	21	21	36	36
Derivative assets	FVTPL	373	373	124	124
Accounts receivable(1)	Amortized cost	1,253	1,253	787	787
Restricted cash	Amortized cost	336	336	342	342
Cash and cash equivalents	Amortized cost	2,556	2,556	4,020	4,020
Total financial assets		$11,008	$11,008	$9,805	$9,805
Financial liabilities
Debt obligations(2)	Amortized cost	67,204	66,701	58,562	57,790
Capital securities	Amortized cost	2,668	2,668	2,256	2,256
Capital securities - fund subsidiaries	FVTPL	223	223	577	577
Other non-current liabilities
Loan payable	FVTPL	2	2	171	171
Accounts payable	Amortized cost	718	718	824	824
Derivative liabilities	FVTPL	335	335	371	371
Accounts payable and other liabilities
Accounts payable and other(3)	Amortized cost	3,297	3,297	2,852	2,852
Loans and notes payable	Amortized cost	779	779	226	226
Derivative liabilities	FVTPL	580	580	167	167
Total financial liabilities		$75,806	$75,303	$66,006	$65,234
(1)Includes other receivables associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $45 million and nil as of September 30, 2023 and December 31, 2022, respectively.
(2)Includes debt obligations associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $770 million and nil as of September 30, 2023 and December 31, 2022, respectively.
(3)Includes accounts payable and other liabilities associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $163 million and nil as of September 30, 2023 and December 31, 2022, respectively.
Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, either directly or indirectly, the valuation is classified as Level 2.

Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Sep. 30, 2023				Dec. 31, 2022
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Securities - FVTPL	—	903	2,321	3,224	10	305	2,208	2,523
Securities - FVTOCI	21	—	65	86	36	—	69	105
Derivative assets	—	724	—	724	—	294	—	294
Total financial assets	$21	$1,627	$2,386	$4,034	$46	$599	$2,277	$2,922

Financial liabilities
Capital securities - fund subsidiaries	—	—	223	223	—	—	577	577
Derivative liabilities	—	915	—	915	—	538	—	538
Total financial liabilities	$—	$915	$223	$1,138	$—	$538	$577	$1,115

For the year ended December 31, 2022, the partnership transferred its preferred shares in an operating company from Level 3 to Level 1, as the operating company underwent an initial public offering. The carrying value of the investment at September 30, 2023 is $21 million (December 31, 2022 - $36 million).

The following table presents the change in the balance of financial assets and financial liabilities accounted for at fair value categorized as Level 3 as of September 30, 2023 and December 31, 2022:

	Sep. 30, 2023		Dec. 31, 2022
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of period	$2,277	$577	$2,060	$859
Acquisitions	218	—	353	—
Dispositions	(33)	—	(222)	—
Fair value gains (losses), net and OCI	(98)	(372)	86	(292)
Acquisition of Foreign Investments	22	—	—	—
Other	—	18	—	10
Balance, end of period	$2,386	$223	$2,277	$577

NOTE 28. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Corporation. Other related parties of the partnership include the Corporation’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of the Corporation. Pursuant to a Master Services Agreement, the partnership pays a base management fee (“base management fee”), to the service providers. The management fee is calculated at an annualized rate of 1.05% of the sum of the following amounts, as of the last day of the immediately preceding quarter: (1) the equity attributable to unitholders for our Office, Retail and the Corporate segments; and (ii) the carrying value non-voting common equity of a BPY subsidiary (“Canholdco Class B Common Shares”). The amount of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments. For the three and nine months ended September 30, 2023, the partnership paid a base management fee of $49 million and $148 million (2022 - $56 million and $171 million), respectively.

In connection with the issuance of preferred equity units of the operating partnership to a third party in the fourth quarter of 2014, the Corporation contingently agreed to acquire the seven-year and ten-year tranches of preferred equity units from the holder for the initial issuance price plus accrued and unpaid distributions and to exchange such units for preferred equity units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity. On December 30, 2021, the Corporation acquired the seven-year tranche of preferred equity units from the holder and exchanged such units for REUs. The seven-year tranche of preferred equity units were subsequently canceled.

The following table summarizes transactions with related parties:

(US$ Millions)	Sep. 30, 2023	Dec. 31, 2022
Balances outstanding with related parties:
Net (payables)/receivables within equity accounted investments	$(38)	$(110)
Loans and notes receivable	169	273
Deposit payable to Brookfield Corporation(1)	(200)	—
Property-specific debt obligations	(2,345)	(2,429)
Loans and notes payable and other liabilities	(1,188)	(721)
Preferred shares held by Brookfield Corporation	(2,619)	(2,490)
Brookfield Corporation interest in Canholdco	(1,567)	(1,759)
Preferred shares held by Brookfield Reinsurance Ltd. (”BNRE”)	(1,600)	—
Receivable from Brookfield Corporation	1,305	—
(1)As of September 30, 2023, a $200 million on-demand deposit was payable to Brookfield Corporation, provided for in the deposit agreement between the partnership and Brookfield Corporation.

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
Transactions with related parties:
Commercial property revenue(1)	$14	$15	$43	$39
Management fee income	47	30	118	63
Interest expense on debt obligations	24	3	65	11
General and administrative expense(2)	83	78	264	240
Construction costs(3)	12	13	47	49
Return of capital distributions on Brookfield Corporation’s interest in Canholdco	—	—	—	118
Distributions on Brookfield Corporation’s interest in Canholdco	7	28	43	85
Capital calls, net funded by BNRE(4)	5	—	58	—
Incentive fees	11	2	22	38
(1)Amounts received from the Corporation and its subsidiaries for the rental of office premises.
(2)Includes amounts paid to the Corporation and its subsidiaries for management fees, management fees associated with the partnership’s investments in private funds, and administrative services.
(3)Includes amounts paid to the Corporation and its subsidiaries for construction costs of development properties.
(4)BNRE, which is accounted for under the equity method by the Corporation, has an additional commitment in BSREP IV.

On December 9, 2022, the Corporation completed the distribution of 25% of its asset management business. In advance of the Manager Distribution, a reorganization took place within the Corporation whereby the partnership redeemed $1 billion of preferred units issued by a subsidiary of the partnership and acquired certain LP interests in several real estate funds and other investment interests from an indirect subsidiary of the Corporation (“Manager Reorganization”) for net consideration of $2,475 million through the issuance of Class D junior preferred shares, Series 1 and 2 of a subsidiary of the partnership, Brookfield BPY Holdings Inc. (“CanHoldco Class D Junior Preferred Shares”), to the Corporation. The LP interests and other investment interests acquisitions, including related working capital balances acquired, were accounted for as a business acquisition under common control, as discussed in Note 2 to the partnership’s consolidated financial statements for the year ended December 31, 2022, whereby the partnership records assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded within ownership changes in equity.

On January 1, 2023, the partnership acquired a 23% LP interest in the foreign investments owned by BSREP IV from an indirect subsidiary of the Corporation (“Acquisition of Foreign Investments”) for consideration of $588 million through the issuance of a non-interest bearing note. In February 2023, there was a $530 million capital call in respect to BSREP IV U.S. and foreign investments. The partnership repaid the non-interest bearing note and funded the capital call through the issuance of LP Units, Special LP Units and REUs to the Corporation. The Corporation retained an identical indirect economic interest in the BSREP IV investment before and after the transaction.

In May 2023, there was a $507 million capital call in respect to BSREP IV investments. The partnership funded the capital call through the issuance of LP Units, Special LP Units and REUs to the Corporation.

In June 2023, the partnership sold partial interests in six Office assets to BNRE, including partial interest in three assets in the U.S. for net proceeds of approximately $306 million and three assets in Canada for net proceeds of approximately C$405 million ($306 million).

In August 2023, in a series of related transactions the partnership issued $1.6 billion of mandatory convertible non-voting preferred shares which are now held by a wholly-owned subsidiary of BNRE. Upon conversion, it is expected that BNRE will assume a partial interest in the partnership’s LP interest in BSREP IV. The partnership will continue to consolidate its LP interest in BSREP IV until conversion, as its contractual rights and exposure to variable returns to BSREP IV and its underlying investments remains unchanged. The partnership received $1.6 billion in notes receivable as consideration in these transactions. In September 2023, there was a $263 million capital call in respect to BSREP IV investments which was funded by the partial paydown of the note receivable.

NOTE 29. SEGMENT INFORMATION
a)Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. The partnership’s operating segments are organized into four reportable segments: i) Office (formerly Core Office), ii) Retail (formerly Core Retail), iii) LP Investments and iv) Corporate. This is consistent with how the partnership presents financial information to the CODM. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

b)Basis of measurement
The CODM measures and evaluates the performance of the partnership’s operating segments based on funds from operations (“FFO”).

The partnership defines FFO as net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

c)Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the three and nine months ended September 30, 2023 and 2022:

(US$ Millions)	Total revenue		FFO
Three months ended Sep. 30,	2023	2022	2023	2022
Office	$487	$545	$(8)	$43
Retail	376	381	62	107
LP Investments	1,501	829	(44)	74
Corporate	69	1	(175)	(148)
Total	$2,433	$1,756	$(165)	$76

(US$ Millions)	Total revenue		FFO
Nine months ended Sep. 30,	2023	2022	2023	2022
Office	$1,487	$1,653	$16	$277
Retail	1,137	1,140	240	463
LP Investments	4,196	2,757	(74)	219
Corporate	180	3	(554)	(479)
Total	$7,000	$5,553	$(372)	$480

The following summaries present the detail of total revenue from the partnership’s operating segments for the three and nine months ended September 30, 2023 and 2022:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Sep. 30, 2023
Office	$332	$119	$6	$30	$487
Retail	276	67	—	33	376
LP Investments	572	122	693	114	1,501
Corporate	—	—	—	69	69
Total	$1,180	$308	$699	$246	$2,433

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Sep. 30, 2022
Office	$378	$84	$5	$78	$545
Retail	278	66	—	37	381
LP Investments	312	64	402	51	829
Corporate	—	—	—	1	1
Total	$968	$214	$407	$167	$1,756

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Nine months ended Sep. 30, 2023
Office	$997	$347	$20	$123	$1,487
Retail	836	201	—	100	1,137
LP Investments	1,703	306	1,931	256	4,196
Corporate	—	—	—	180	180
Total	$3,536	$854	$1,951	$659	$7,000

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Nine months ended Sep. 30, 2022
Office	$1,047	$350	$15	$241	$1,653
Retail	825	196	—	119	1,140
LP Investments	1,017	187	1,105	448	2,757
Corporate	—	—	—	3	3
Total	$2,889	$733	$1,120	$811	$5,553

The following summaries present share of net earnings from equity accounted investments and interest expense from the partnership’s operating segments for the three and nine months ended September 30, 2023 and 2022:

(US$ Millions)	Share of net earnings from equity accounted investments		Interest expense
Three months ended Sep. 30,	2023	2022	2023	2022
Office	$139	$361	$(223)	$(197)
Retail	47	122	(207)	(175)
LP Investments	(25)	44	(696)	(262)
Corporate	—	—	(96)	(73)
Total	$161	$527	$(1,222)	$(707)

(US$ Millions)	Share of net earnings from equity accounted investments		Interest expense
Nine months ended Sep. 30,	2023	2022	2023	2022
Office	$(100)	$831	$(654)	$(515)
Retail	172	437	(601)	(470)
LP Investments	(85)	58	(2,016)	(733)
Corporate	—	—	(292)	(212)
Total	$(13)	$1,326	$(3,563)	$(1,930)

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of September 30, 2023 and December 31, 2022:

	Total assets		Total liabilities		Equity accounted investments
(US$ Millions)	Sep. 30, 2023	Dec. 31, 2022	Sep. 30, 2023	Dec. 31, 2022	Sep. 30, 2023	Dec. 31, 2022
Office	$32,368	$34,039	$16,675	$17,581	$8,299	$8,547
Retail	30,979	30,363	13,781	13,850	9,605	9,674
LP Investments	64,514	47,458	43,487	32,146	1,662	1,722
Corporate	2,119	656	7,594	7,202	—	—
Total	$129,980	$112,516	$81,537	$70,779	$19,566	$19,943

The following summary presents a reconciliation of FFO to net (loss) income for the three and nine months ended September 30, 2023 and 2022:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2023	2022	2023	2022
FFO(1)	$(165)	$76	$(372)	$480
Depreciation and amortization of real estate assets	(81)	(45)	(240)	(143)
Fair value (loss) gains, net	(5)	(387)	(116)	906
Share of equity accounted (loss) income - non-FFO	52	401	(371)	770
Income tax expense (benefit)	(130)	(173)	10	(403)
Non-controlling interests of others in operating subsidiaries and properties – non-FFO	152	90	149	(546)
Net (loss) income attributable to unitholders(2)	(177)	(38)	(940)	1,064
Non-controlling interests of others in operating subsidiaries and properties	(190)	42	(279)	1,152
Net (loss) income	$(367)	$4	$(1,219)	$2,216
(1)FFO represents interests attributable to GP Units, LP Units, REUs, Special LP Units and FV LTIP Units. The interests attributable to REUs, Special LP Units and FV LTIP Units are presented as non-controlling interests in the consolidated income statements.
(2)Includes net income attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, FV LTIP Units and BPYU Units are presented as non-controlling interests in the consolidated income statements.